Matthew C. Dallett

+1 617 239 0303 fax +1 866 955 8690 mdallett@edwardswildman.com

March 5, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:   Mara L. Ransom, Assistant Director

Re:	Perfumania Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 23, 2012
File No. 333-179124

Dear Ms. Ransom:

On behalf of our client, Perfumania Holdings, Inc. (“Perfumania”), we are responding to your letter of February 29, 2012 to Donna Dellomo, Chief Financial Officer of Perfumania, providing comments on Amendment No. 1 to Form S-4 that Perfumania filed on February 23, 2012. For convenience, we have reprinted your comments below, followed by the respective responses.

Concurrently with this letter, Perfumania is filing Amendment No. 2 to the Form S-4. In accordance with our telephone conversations with the Staff, Amendment No. 2 is being filed solely for the purpose of amending the Exhibit Index and filing revised Exhibits 8.01 and 8.02 (and the related consents included therein as Exhibits 23.2 and 23.3), 10.14, and 99.2.

Material U.S. Federal Income Tax Consequences of the Merger, page 110

Tax Consequences of the Merger Generally, page 111

1.	Under the merger agreement, in exchange for their shares of Parlux common stock, Parlux stockholders may elect to receive consideration consisting of either shares of Perfumania common stock or a combination of shares of Perfumania common stock and cash. In the last full paragraph on page 111, however, the disclosure suggests that the consideration could also be all cash. Please revise your disclosure accordingly.

Response

As discussed with the Staff, we will delete the word “cash,” from the first sentence of the last full paragraph on page 111 of the joint proxy statement / prospectus before it is filed with the Commission and mailed to the stockholders.

Securities and Exchange Commission

March 5, 2012

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibit 8.1 – Opinion of Edwards Wildman Palmer LLP as to tax matters

2.	Please have counsel revise the opinion to address the tax consequences to shareholders that elect to receive all stock consideration. In this regard, we note that the tax consequences of such an election are addressed on page 111 of the Form S-4. This comment also applies to Exhibit 8.2 – Opinion of Squire Sanders (US) LLP as to tax matters.

Response

Both opinions have been revised to explicitly address the tax consequences to shareholders who receive all stock consideration.

3.	Please have counsel revise the opinion to consent to the discussion of the opinion in the prospectus, the reproduction of the opinion as an exhibit and being named in the registration statement. Refer to Section IV of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website. This comment also applies to Exhibit 8.2 – Opinion of Squire Sanders (US) LLP as to tax matters.

Response

Both opinions have been revised to include the requisite consents.

Please contact me at (617) 239-0303 or mdallett@edwardswildman.com if you have any questions or require any additional information.

Sincerely,

/s/ Matthew C. Dallett

cc:	Lisa Kohl, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Donna L. Dellomo
Frederick E. Purches
David A. Zagore
Thomas R. McGuigan